SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of March 2018

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58217, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Korea Electric Power Corporation (“KEPCO”) will hold its annual ordinary general meeting of shareholders (“AGM”) on March 30, 2018, which is one of what is known in Korea as “Super AGM Days” on account of the fact that many publicly traded companies in Korea hold their AGMs toward the end of March. The Financial Services Commission of Korea (the “FSC”) encourages publicly traded companies in Korea to hold their AGMs on a day other than a Super AGM Day in order to facilitate shareholder attendance at AGMs, and under the FSC guidelines KEPCO is required to publicly disclose why it will hold its AGM on a Super AGM Day. It is necessary for KEPCO to hold this year’s AGM on a Super AGM Day mainly due to scheduling concerns related to the finalization of its consolidated financial statements as well as impending needs to approve major business and operational decisions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Jong-soo
Name:	Kim, Jong-soo
Title:	Vice President

Date: March 9, 2018